THIRD AMENDMENT TO
SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION OF
HOMESTREET, INC.

Pursuant to RCW 23B.10.030 and RCW 23B.10.060 of the Washington Business Corporation Act, the undersigned corporation hereby submits the following Amendment to the Second Amended and Restated Articles of Incorporation, as previously amended on March 6, 2012 and October 24, 2012, to be known as the Third Amendment to the Second Amended and Restated Articles of Incorporation.

1.	The name of the corporation is HomeStreet, Inc.

2.	The amendments to the Second Amended and Restated Articles of Incorporation are as follows:

(a)	Article 3, Section 3.3 is hereby deleted in its entirety and replaced with the following:

3.3    DIRECTOR TERMS.    Until the 2022 annual meeting of shareholders, the total number of directors shall be divided into three groups, with each group containing one-third of the total, as near as may be. The term of the directors in the group elected at the 2017 annual meeting of shareholders shall expire at the 2020 annual meeting of shareholders, the term of the directors in the group elected at the 2018 annual meeting of shareholders shall expire at the 2021 annual meeting of shareholders, and the term of the directors in the group elected at the 2019 annual meeting of shareholders shall expire at the 2022 annual meeting of shareholders, or, in each case, upon such director’s earlier death, resignation or removal. At each succeeding annual meeting of shareholders beginning with the 2020 annual meeting of shareholders, directors standing for election shall be elected annually for one-year terms expiring at the next succeeding annual meeting of shareholders and until his or her respective successor has been duly elected and qualified.

(b)	Article 5 is hereby deleted in its entirety and replaced with the following new Article 5:

ARTICLE 5. MAJOR CORPORATE CHANGES
If a vote of the shareholders is required to authorize any of the following matters, such matter must be approved by the affirmative vote of a majority of the outstanding shares of the corporation:

(a)	Amendment of the Articles of Incorporation.

(b)	Adoption of a plan of merger or share exchange.

(c)	The sale, lease, exchange or other disposition of all or substantially all of the property of the corporation, other than in the usual and regular course of business.

(d)	Dissolution of the corporation.

3.
The date of adoption of the amendments by the shareholders of the corporation was June 20, 2019. The amendments were duly approved by shareholders representing more than two thirds of the outstanding stock on the record date for the meeting at which such amendments were approved, in accordance with the provisions of RCW 23B.10.030 and RCW 23B.10.040.

EXECUTED this 20th day of June, 2019.

/s/ Mark K. Mason                            Mark K. Mason Chairman, President & CEO